

December 17, 2012

<u>Via E-mail</u>
Mr. David K. Spohr
Senior Vice President and Director of Fund Administration
Kenmar Preferred Investments, L.P.
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re: KMP Futures Fund I LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Forms 10-Q for the Quarters Ended March 31, 2012, June 30, 2012, and**
> **September 30, 2012**
> **File No. 000-53816**

Dear Mr. Spohr:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief